FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of July , 2001
                                          ------

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                        Form 20-F X      Form 40-F
                                 ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes      No  X
                                           ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Trimark Oil & Gas Ltd.
                                        ---------------------------------------
                                        (Registrant)

Date  July 19, 2001                       By  /s/ "Nick DeMare"
      ----------------------            ---------------------------------------
                                         Nick DeMare, Director
                                         (Signature)*

     *Print the name and title of the signing officer under his signature.

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                             TRIMARK OIL & GAS LTD.
                        #1305 - 1090 West Georgia Street
                             Vancouver, BC V6E 3V7
                   Tel: (604) 685-9316 o Fax: (604) 683-1585
                    CDNX Symbol: TMK.V o OTCBB Symbol: TOGSF

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NEWS RELEASE                                                      JULY 19, 2001



                  AMENDMENT TO CONVERTIBLE DEBENTURE FINANCING

The convertible debenture financing announced July 11, 2001 to raise up to $1,000,000, has, subject to regulatory approvals, been amended. Interest for the first year to be pre-paid on closing in shares will now be at $0.30 per share. The debentures will now have a two year term and be convertible into Units, consisting of one common share and one share purchase warrant. Two share purchase warrants will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from closing for the exercise price of $0.30 in year one and $0.35 in year two. The debentures will be convertible at $0.30 per unit in year one and $0.35 per unit in year two. All other terms, as previously announced, remain the same.

For additional information on Trimark Oil & Gas Ltd. contact Des O'Kell at 1-888-303-3361.


ON BEHALF OF THE BOARD


"Donald Busby"
Donald W. Busby, President



Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Oil & Gas Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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